Exhibit 99.1

November 19, 2020 The Manager – Listing BSE Limited (BSE: 507685) The Manager – Listing National Stock Exchange of India Limited (NSE: WIPRO) The Market Operations, NYSE, New York (NYSE: WIT) Dear Sir/Madam, Sub: Virtual Analyst Day Please find enclosed copies of presentations made on the Virtual Analyst Day held on November 18, 2020. The same is also available on our website at https://www.wipro.com/investors/analyst day/ . This is for your information and records. For WIPRO LIMITED M Sanaulla Khan Company Secretary
Registered Office:
Wipro limited T:+91 (80) 28440011
Doddakannelli F: +91 (80) 28440256
Sarjapur Road E: info@wipro.com
Bengaluru 560035 W: wipro.com
India C: L32102KA1945PLC020800

Building a Bold Tomorrow Analyst Day | November 18, 2020 Theirry Delaporte CEO & MD Analyst Day 2020 PublicBuilding a Bold Tomorrow Analyst Day | November 18, 2020 Theirry Delaporte CEO & MD Analyst Day 2020 Public

Agenda 01 02 03 Our vision The evolving technology Reflections from client & and aspiration market dynamics partner conversations 05 04 Our aspiration realized though Creating sustainable our strategic priorities value for shareholders Analyst Day 2020 PublicAgenda 01 02 03 Our vision The evolving technology Reflections from client & and aspiration market dynamics partner conversations 05 04 Our aspiration realized though Creating sustainable our strategic priorities value for shareholders Analyst Day 2020 Public

Business transformation powered by technology

1 **Digital acceleration**

- Technology is enabling business & operating model transformation
- 85%+ of incremental spend will be Digital
- It is all about speed - 'Speed is the new cost'

2 **Tech stack transforming**

- Cloud: Tech priority for 46%+ organizations
- Cyber-security: Top of mind for 50% CEOs
- Automation, data analytics, IoT, robotics

3 **Trust is critical more than ever**

- Clients taking 'flight to trust'
- Partnering with clients - Consult, strategize, innovate & execute

4 **Talent equation changing**

- Industry expertise, transformation, localization
- At the core, it is all about quality of talent

Source: Gartner

wipro

Analyst Day 2020

Next gen technologies will drive incremental growth

Traditional services will decline
IT,BPO, Engineering market[1] ($B)

Growth to be driven by next gen services
Incremental revenue in FY21-FY25[1] ($B)



7% CAGR
1,030
1,350
Next gen
490 (48%)
900 (67%)
Traditional²
540 (52%)
450 (33%)
FY21
FY25
CAGR
320
5G, Robotics, Blockchain & others
20
Digital Strategy and Transformation, Consulting, IoT
100
Cloud hosting, Cloud migration, ADM DevOps
290
On premise data center, ADM non-DevOps
-90
Incremental Rev. (FY21-FY25)
35-45%
Future Next Generation
15-20%
Digital
-5%
Traditional services

Differentiators

Transformation DNA

Industry solutions

Digital talent @ Scale

Automation

1. All market size numbers excl. China and Hong Kong.
2. Traditional includes On premise data center systems, networks and end user computing, App development and maintenance (non-DevOps) ; Source: Gartner wipro

Analyst Day 2020

While Americas will continue to be large, Europe and APMEA to contribute 58% to incremental revenue

Four sectors to contribute 56% of incremental growth

Total incremental revenue (FY21–FY25)[1] : $ 320 B

Current market size ($B) – FY21

% contribution to incremental growth[1]



$470B
$290B
$270B
$1030B
42%
26%
32%
Americas
Europe
APMEA2

Sectors[3]	Current Market Size[1] ($B) – FY21	% contribution to incremental revenue[1] (FY21-25)
BFSI	230	17%
Retail and consumer	130	12%
Energy and utilities	120	13%
Manufacturing	70	14%
Telecommunications	90	7%
Technology and Software	50	7%
Payor and Provider	50	6%
Media and Education	40	5%
Others	250	19%
Total	**1030**	

1. All numbers excl. China and Hong Kong
2. APMEA : Asia Pacific, Middle East and Africa
3. The list of sectors is not exhaustive, the largest sector we have not covered is Public Sector

Analyst Day 2020

Reflections from 100+ client and 20+ partner connects on Wipro

"Wipro **collaborates** to build **business solutions**"

"Wipro brings **deep Technology expertise**"

"I see a team of **passionate** people **innovating**"

" Wipro's **industry focus** to offerings is a big differentiator"

"Wipro is about **strong values, work ethics & culture**"

"We value our **strategic relationship** with Wipro "

wipro

Analyst Day 2020

Our vision & our aspiration Our vision… What we want to be known for • Be a trusted partner to our clients in their We want to be a true global leader transformation journey and enable them in in our industry achieving leadership in their respective industries. • Deliver value to our clients as part of their We want to be a fast-growing dynamic & transformation journey through sector focused innovative company - one which is ‘Business solutions’, ‘Digital’ & ‘Technology’ constantly reinventing itself capabilities, cutting edge innovation leveraging our strategic partnerships & our world class talent. • Our larger purpose is beyond just winning in business. We want to be known for attracting the It is our unwavering commitment to the societies & best talent of our industry communities in which we work and live in. Analyst Day 2020 PublicOur vision & our aspiration Our vision… What we want to be known for • Be a trusted partner to our clients in their We want to be a true global leader transformation journey and enable them in in our industry achieving leadership in their respective industries. • Deliver value to our clients as part of their We want to be a fast-growing dynamic & transformation journey through sector focused innovative company - one which is ‘Business solutions’, ‘Digital’ & ‘Technology’ constantly reinventing itself capabilities, cutting edge innovation leveraging our strategic partnerships & our world class talent. • Our larger purpose is beyond just winning in business. We want to be known for attracting the It is our unwavering commitment to the societies & best talent of our industry communities in which we work and live in. Analyst Day 2020 Public

Brought to life through our 5 key strategic priorities



01 **Accelerate growth**
Focus & scale

- Prioritized sectors & markets
- Best of Wipro to our clients

02 **Strengthen clients & partnerships**

- Strategic clients
- Large transformational deals
- Strategic partnerships
- Sales excellence

03 **Lead with business solutions**

- Beyond IT office
- Leveraging industry & technology expertise

04 **Build talent @ scale**

- Ambitious program to hire deep domain & tech expertise
- Reskilling @ scale
- Diverse and Local
- Reinforce a 'high performance' culture

05 **Simplified operating model**

- Agile and empowered at the edge
- Leaner organization centered around our clients

wipro

Analyst Day 2020

01. Accelerate growth – Focus & scale We have prioritized specific sectors in markets (countries X sectors) to drive disproportionate growth Prioritized countries De-prioritized countries Deprioritized Sectors in play sectors • Sector led approach in chosen markets • Global Domain/industry expertise aligned to market facing units to drive business solution led approach Analyst Day 2020 Public01. Accelerate growth – Focus & scale We have prioritized specific sectors in markets (countries X sectors) to drive disproportionate growth Prioritized countries De-prioritized countries Deprioritized Sectors in play sectors • Sector led approach in chosen markets • Global Domain/industry expertise aligned to market facing units to drive business solution led approach Analyst Day 2020 Public

02. Strengthen clients & partnerships Growth enablers under a new role created under the Chief Growth Officer Client Large deals Strategic M&A Obsession acceleration Partnerships Invest in Specialized large 6 Hyper-growth Strategic strategic clients deals team alliances M&A Analyst Day 2020 Public02. Strengthen clients & partnerships Growth enablers under a new role created under the Chief Growth Officer Client Large deals Strategic M&A Obsession acceleration Partnerships Invest in Specialized large 6 Hyper-growth Strategic strategic clients deals team alliances M&A Analyst Day 2020 Public

03. Lead with business solutions New business Reimagined models business operations Domain & Next-gen consulting technologies New revenue streams Analyst Day 2020 Public03. Lead with business solutions New business Reimagined models business operations Domain & Next-gen consulting technologies New revenue streams Analyst Day 2020 Public

04. Build talent @ Scale

Scale talent muscle in both market making & execution

- Drive a very proactive performance management culture
- Hire top talents in key roles
- Promote new generation of Wipro talent

Ambitious program to hire deep subject matter experts & go to market leaders over the next 3 years

Reskilling legacy to next gen – a key imperative
Focus on cloud, Dev-ops, analytics & digital technologies

Localized talent muscle
Onsite hiring across next gen & traditional capabilities

Accelerate leadership diversity across…

Client facing leadership roles

Gender diversity

Nationality composition

wipro
Analyst Day 2020

05. Simplified operating model

4 Strategic Market Units (SMUs), 2 Global Business Lines (GBLs)



Sectors organized by markets
"Where clients are"
Horizontals organized by capabilities
"Where client delivery resides"
Americas 1
Americas 2
Europe
APMEA
Integrated Digital, Engineering & Application Services (iDEAS)
Infra Cloud, Digital Operations, Risk & Cyber-security services (iCORE)
1
2
Organized across 2 Global business lines
Sectors
1
Sectors
2
Sectors
3
Sectors
4
4 SMUs
P&L units
Primary axis for go-to-market

Simplified model	Anchored in Sectors	Integrated Solution led delivery	Large deal Focus

wipro

Analyst Day 2020

Expected outcomes from the new operating model Organization centered Simplicity Become employer around our clients over perfection of choice Analyst Day 2020 PublicExpected outcomes from the new operating model Organization centered Simplicity Become employer around our clients over perfection of choice Analyst Day 2020 Public

Creating sustainable value for our shareholders Accelerated Sustained Robust cash Optimal Capital allocation Revenue Growth margins flow generation through dividend distribution and share buyback Analyst Day 2020 PublicCreating sustainable value for our shareholders Accelerated Sustained Robust cash Optimal Capital allocation Revenue Growth margins flow generation through dividend distribution and share buyback Analyst Day 2020 Public

Thank You Thierry Delaporte CEO & MD Analyst Day 2020 PublicThank You Thierry Delaporte CEO & MD Analyst Day 2020 Public

Building a Bold Tomorrow Driving Accelerated Growth Analyst Day | November 18, 2020 Srini Pallia President, Wipro Limited Analyst Day 2020 PublicBuilding a Bold Tomorrow Driving Accelerated Growth Analyst Day | November 18, 2020 Srini Pallia President, Wipro Limited Analyst Day 2020 Public

Executing strategic priorities to realize our ambition

01 Scaling strategic clients	02 Winning large transformation deals	03 Leveraging strategic partnerships
Client intimacy, sales effectiveness & quality of execution	Focus on industry domain relevant to deal	Greater reach & access to clients
Proactively challenge clients with new disruptive ideas	Attract & build talent , bring the best of Wipro to the edge	Create and win large deals with partners

wipro

Analyst Day 2020

01 Scaling strategic clients by bringing best of Wipro Empowered Global Account Executive (GAE) Client-centric organization 01 Scaling strategic clients Being a Partner Being bold, proactive and challenging existing ways Analyst Day 2020 Public01 Scaling strategic clients by bringing best of Wipro Empowered Global Account Executive (GAE) Client-centric organization 01 Scaling strategic clients Being a Partner Being bold, proactive and challenging existing ways Analyst Day 2020 Public

SCALING STRATEGIC CLIENTS - EXAMPLE Client : A global bank Engagement Result • Helping achieve bank’s strategic • On path to become objectives of enhanced customer a $100M account in 36 months experience and business growth • Digital adoption, enhanced • Agile adoption at global scale with customer experience and improved velocity operational efficiency for client • Set up next gen internet banking platform with higher throughput Analyst Day 2020 PublicSCALING STRATEGIC CLIENTS - EXAMPLE Client : A global bank Engagement Result • Helping achieve bank’s strategic • On path to become objectives of enhanced customer a $100M account in 36 months experience and business growth • Digital adoption, enhanced • Agile adoption at global scale with customer experience and improved velocity operational efficiency for client • Set up next gen internet banking platform with higher throughput Analyst Day 2020 Public

SCALING STRATEGIC CLIENTS - EXAMPLE

Client : A global technology company

Engagement

- Helping customer in digital transformation with a **reengineered customer platform** and providing **real time analytics and insights**
- Address **GTM challenge** due to rapid expansion globally
- **Reimagine customer journeys** while addressing **multi geo** complex regulatory needs

Result

- Fastest **$100M** account in **24 months** for Wipro
- Accelerate **new revenue streams** and **global expansion** for client wipro

Analyst Day 2020

02 Win large transformation deals Large deal teams Proactive shaping 02 Win large transformation Simplified contracting, deals commercials and processes Savings reinvested in transformational journeys Analyst Day 2020 Public02 Win large transformation deals Large deal teams Proactive shaping 02 Win large transformation Simplified contracting, deals commercials and processes Savings reinvested in transformational journeys Analyst Day 2020 Public

WIN LARGE TRANSFORMATION DEALS - EXAMPLE Client : A global automotive company Engagement Result • Helping client integrate 2 leading • Fast scaling of a new account automotive suppliers to form a tier during COVID for Wipro 1 automotive supplier • Innovation at scale with • Consolidation of 200 suppliers technology modernization for client across applications and infrastructure while modernizing technology landscape • Drive end-to-end value discovery across IT, Engineering and R&D Analyst Day 2020 PublicWIN LARGE TRANSFORMATION DEALS - EXAMPLE Client : A global automotive company Engagement Result • Helping client integrate 2 leading • Fast scaling of a new account automotive suppliers to form a tier during COVID for Wipro 1 automotive supplier • Innovation at scale with • Consolidation of 200 suppliers technology modernization for client across applications and infrastructure while modernizing technology landscape • Drive end-to-end value discovery across IT, Engineering and R&D Analyst Day 2020 Public

WIN LARGE TRANSFORMATION DEALS - EXAMPLE Client : A global consumer goods company Engagement Result • Shaped transformation approach to • Enabling rapid scaling of a new drive high touch experience account with a large deal win for across enterprise and customers Wipro • Products & platforms approach to • Creating a human-centric agile deliver next gen IT services enterprise for client • Change management across IT and Business Analyst Day 2020 PublicWIN LARGE TRANSFORMATION DEALS - EXAMPLE Client : A global consumer goods company Engagement Result • Shaped transformation approach to • Enabling rapid scaling of a new drive high touch experience account with a large deal win for across enterprise and customers Wipro • Products & platforms approach to • Creating a human-centric agile deliver next gen IT services enterprise for client • Change management across IT and Business Analyst Day 2020 Public

03 Leverage strategic partnerships Key partnerships Executive leadership 03 Leverage strategic partnerships Growth engine New revenue streams Analyst Day 2020 Public03 Leverage strategic partnerships Key partnerships Executive leadership 03 Leverage strategic partnerships Growth engine New revenue streams Analyst Day 2020 Public

LEVERAGE STRATEGIC PARTNERSHIPS - EXAMPLE

Client : A global retailer

Engagement

- Transforming clients retail business to be a **B2B focused company** with **enhanced customer experience**
- **End-2-end transformation** including business, technology and people
- Takeover of client **IT organization** with commitment to **transform talent, build agility and improve methods of working.**

Result

- Partnering with **hyper-scalers** and shaping a **mega deal** over multiple years for Wipro.
- Transforming to a **core B2B enterprise** while optimizing run budget for client.

wipro

Analyst Day 2020

LEVERAGE STRATEGIC PARTNERSHIPS - EXAMPLE Client : A global healthcare company Engagement Result • Consolidating internal and external • Rapid account growth for Wipro. process to create an integrated • Creating new joint GTM offerings stand-alone company and new revenue streams for • Helping standardize experience client. for customers and employees with a variable cost model • Business and GTM partner in new joint offerings Analyst Day 2020 PublicLEVERAGE STRATEGIC PARTNERSHIPS - EXAMPLE Client : A global healthcare company Engagement Result • Consolidating internal and external • Rapid account growth for Wipro. process to create an integrated • Creating new joint GTM offerings stand-alone company and new revenue streams for • Helping standardize experience client. for customers and employees with a variable cost model • Business and GTM partner in new joint offerings Analyst Day 2020 Public

Thank You Building a Bold Srini Pallia Tomorrow President, Wipro Limited Driving accelerated growth Virtual Event | November 18, 2020 Analyst Day 2020 Srini Pallia Public President, Wipro LimitedThank You Building a Bold Srini Pallia Tomorrow President, Wipro Limited Driving accelerated growth Virtual Event | November 18, 2020 Analyst Day 2020 Srini Pallia Public President, Wipro Limited

Building a Bold Tomorrow Lead with Business Solutions Analyst Day | November 18, 2020 Rajan Kohli President, Wipro Limited Analyst Day 2020 PublicBuilding a Bold Tomorrow Lead with Business Solutions Analyst Day | November 18, 2020 Rajan Kohli President, Wipro Limited Analyst Day 2020 Public

Clients need comprehensive business solutions

The work we do spans the spectrum of:

A Business transformation

Creating new business models and transforming customer experience

B Process transformation

Transformation of business, process and enterprise application working with business

C Technology transformation

Infusing engineering transformation and new ways of working



Value
Scale
Why?
Strategy Consulting
What?
Innovation
How?
Digital Consulting
Do
System Integrators
A
B
C
Strategy
Design
Customer Innovation
Technology

wipro

Analyst Day 2020

Integrated offerings targeted towards the CIO and beyond



INFRASTRUCTURE
Product Engineering
CLOUD
Digital CMO
DATA
Digital Operations
SECURITY
Business Design
Intelligent Enterprise
Biztech Transformation

New ways of working

wipro

Analyst Day 2020

Clients are seeking answers to hard questions How do I reacquire my customer? How do I differentiate? How do I respond fast? How do I scale my innovation? Where do I start? How do I embed new capabilities? How do I build my new operating model? How do I fund this transformation? Analyst Day 2020 PublicClients are seeking answers to hard questions How do I reacquire my customer? How do I differentiate? How do I respond fast? How do I scale my innovation? Where do I start? How do I embed new capabilities? How do I build my new operating model? How do I fund this transformation? Analyst Day 2020 Public

Simplify Accelerate Create THE SHIFT WHAT MATTERS TO WIN Analyst Day 2020 PublicSimplify Accelerate Create THE SHIFT WHAT MATTERS TO WIN Analyst Day 2020 Public

Simplify to Win


Roadmap
MVP
Strategy
Design
Customer Innovation
Technology
Vision
Voice of Customer
Business Case

A multinational medical technology company

Simplified ops, new brand story, enhanced CX with over 30% reduction in costs

A multinational oil and gas company

From MVP to scale for P2P solar energy business, onboarding thousands of customers

A multinational pharmaceutical company

Simplified clinical trials reducing time for clinical trials by 60%

wipro

Analyst Day 2020

Accelerate the Shift

Capabilities at Intersections

IP & Venture Investments

Partnerships #BFF

New Capabilities & Markets

Business Solutions

An iconic global apparels company

An AI solution to predict revenues and shape distribution strategies

A multinational oil and gas company

Partnering with Azure to build a data platform for oil exploration

A Dutch multinational conglomerate

Zero to $1 Billion plus in ecommerce sales

wipro

Analyst Day 2020

Create what Matters


Create new products and platforms
Create new business models
Create new markets

A US hospital procurement organization

Marketplace business model driving exponential commerce growth

A bank for businesses and property entrepreneurs

Digital commercial bank-in-a-box, scaling on Google Cloud

A multinational delivery and logistics company

Open APIs enabling a thriving ecosystem business model

wipro
Analyst Day 2020

Our BizTech execution framework for an accelerated future: 4M

MODEL

- Distributed teams
- Distributed workforce
- Crowd sourcing

METHOD

- Automated and intelligent workbenches
- Engineering productivity
- Multi-modal work decomposition

MACHINERY

- Engineering-first ways of working and learning
- Intelligent orchestration to drive agility

MINDSET

- Problem solving
- Autonomy with alignment
- Outcome-focused

wipro
Analyst Day 2020

Measurements that underline our commitment to transforming our clients



Schedule
Defects reduction
Cost
Time
Outputs
Business value
Customer experience
Velocity
Productivity
Outcomes

wipro

Analyst Day 2020

Investing in talent Diverse & Working in Craftsmanship Problem-solving From I > T > Pi Inclusive Teams Analyst Day 2020 PublicInvesting in talent Diverse & Working in Craftsmanship Problem-solving From I > T > Pi Inclusive Teams Analyst Day 2020 Public

Thank You Rajan Kohli President, Wipro Limited Analyst Day 2020 PublicThank You Rajan Kohli President, Wipro Limited Analyst Day 2020 Public

Building a Bold Tomorrow Creating Sustainable Value for Our Shareholders Analyst Day | November 18, 2020 Jatin Dalal CFO, Wipro Limited Analyst Day 2020 PublicBuilding a Bold Tomorrow Creating Sustainable Value for Our Shareholders Analyst Day | November 18, 2020 Jatin Dalal CFO, Wipro Limited Analyst Day 2020 Public

Simplified model, *value creation*


Strategy
Value creation
Structure
Execution

Execution = Accelerated growth x sustained margins ❯ Healthy cash conversion ❯ Optimal use of cash wipro
Analyst Day 2020

Investment priorities
for accelerating growth

1. Best in class GAE
2. Regional leaders
3. Large deal Specialists

1. Consulting, domain and deep technology
2. Innovation - IP, Platforms and Partnerships
3. Reskilling @ scale


Go to Market
Business Solutions
Investment
M&A
Partnerships

1. Strategic M&A
2. Specialized Integration team

1. Vertical led offerings
2. Cloud studios, labs, COEs etc

Investing deeper not thinner

wipro
Analyst Day 2020

Operating margin, enough levers at play Pricing Power Situational Operational Structural excellence 1. Premium for New 1. Travel and 1. 3 to 2 axes discretionary 1. Variable work- 2. Moving up the 2. Prioritization of spends force value chain markets and 2. Productivity & sectors 3. Outcome vs. output Automation 3. G&A 4. Value vs Cost 3. Offshore Mix 4. Utilization Analyst Day 2020 PublicOperating margin, enough levers at play Pricing Power Situational Operational Structural excellence 1. Premium for New 1. Travel and 1. 3 to 2 axes discretionary 1. Variable work- 2. Moving up the 2. Prioritization of spends force value chain markets and 2. Productivity & sectors 3. Outcome vs. output Automation 3. G&A 4. Value vs Cost 3. Offshore Mix 4. Utilization Analyst Day 2020 Public

Robust free cash flow generation, keeping balance sheet strong 1. Focus on quality of revenue 102% 2. Systematic reduction of unbilled FCF as a % to 3. Stability in India business and reduction of capital employed; DSO Net Income - Average of has improved significantly last 12 Quarters 4. Healthy balance sheet Analyst Day 2020 PublicRobust free cash flow generation, keeping balance sheet strong 1. Focus on quality of revenue 102% 2. Systematic reduction of unbilled FCF as a % to 3. Stability in India business and reduction of capital employed; DSO Net Income - Average of has improved significantly last 12 Quarters 4. Healthy balance sheet Analyst Day 2020 Public

Optimal capital allocation, through dividends and buyback 1 Payout ratio 87.3% FY 20 1. Proposed buy-back for ₹95 billion ($1.3 billion) 2. Stated capital allocation policy of 45-50% of Net Income to 60.7% shareholders and we remain committed to returning our FY 19 excess cash. 72.8% FY 18 1. Payout ratio has been computed by dividing the payout (comprising interim and final dividend declared for the respective financial year and buy back if any, considered based on the date of Board’s approval) to shareholders by net income on a trailing three-year basis Analyst Day 2020 PublicOptimal capital allocation, through dividends and buyback 1 Payout ratio 87.3% FY 20 1. Proposed buy-back for ₹95 billion ($1.3 billion) 2. Stated capital allocation policy of 45-50% of Net Income to 60.7% shareholders and we remain committed to returning our FY 19 excess cash. 72.8% FY 18 1. Payout ratio has been computed by dividing the payout (comprising interim and final dividend declared for the respective financial year and buy back if any, considered based on the date of Board’s approval) to shareholders by net income on a trailing three-year basis Analyst Day 2020 Public

Creating sustainable value for our shareholders Accelerated Sustained Robust cash Optimal Capital allocation Revenue Growth margins flow generation through dividend distribution and share buyback Analyst Day 2020 PublicCreating sustainable value for our shareholders Accelerated Sustained Robust cash Optimal Capital allocation Revenue Growth margins flow generation through dividend distribution and share buyback Analyst Day 2020 Public

Thank You Jatin Dalal CFO, Wipro Limited Analyst Day 2020 PublicThank You Jatin Dalal CFO, Wipro Limited Analyst Day 2020 Public